NEWS RELEASE

TOWER SEMICONDUCTOR AND SILICONIX ANNOUNCE A LONG-TERM ARRANGEMENT FOR VOLUME PRODUCTION OF SEMICONDUCTOR DEVICES

MIGDAL HAEMEK, Israel and SANTA CLARA, California – December 31, 2003 – Semiconductor wafer foundry Tower Semiconductor (NASDAQ: TSEM, TASE: TSEM) and chip maker Siliconix incorporated (NASDAQ: SILI), an 80.4% owned subsidiary of Vishay Intertechnology, Inc. (NYSE: VSH), announced today that a memorandum of understanding has been signed for a long-term manufacturing and supply arrangement between the parties.

Pursuant to the terms of the memorandum of understanding, Siliconix will place with Tower orders valued at approximately $200 million for the purchase of semiconductor wafers to be manufactured in Tower's Fab 1 over a seven to ten year period, of which approximately $53 million is guaranteed and will be delivered over the three year period starting at the first anniversary of the definitive agreement. Siliconix will advance to Tower $20 million to be used for the purchase of additional equipment required to satisfy Siliconix's orders, which will be credited towards the purchase price of the wafers.

The transaction is subject to the approval of both companies' boards of directors, Tower's lending bank and the Israeli investment center and to the negotiation of definitive documentation. A definitive agreement is expected to be signed during the first quarter of 2004.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.18 microns; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

About Siliconix incorporated

Siliconix, an 80.4% subsidiary of Vishay Intertechnology, Inc., is a leading manufacturer of power MOSFETs, power ICs, analog switches, and multiplexers for computers, cell phones, fixed communications networks, automobiles, and other consumer and industrial electronic systems. With 2002 worldwide sales of $372.9 million, the Company's facilities include a Class 1 wafer fab dedicated to the manufacture of power products in Santa Clara, California, and an affiliated Class 1 wafer fab located in Itzehoe, Germany. The Company's products are also fabricated by subcontractors in Japan, Germany, China, and Taiwan. Assembly and test facilities include a company-owned facility in Taiwan, a joint venture in Shanghai, China, and subcontractors in the Philippines, China, Taiwan, Israel, and the United States.

About Vishay Intertechnology, Inc.

Vishay, a Fortune 1000 Company listed on the NYSE, is one of the world's largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, optoelectronics, and selected ICs) and passive electronic components (resistors, capacitors, inductors, and transducers). The Company's components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has plants in 17 countries employing over 25,000 people. Vishay can be found on the Internet at www.vishay.com.

Forward Looking Statements

This press release includes forward-looking statements which are subject to risks and uncertainties. Actual results may vary from those projected or implied by these forward-looking statements. Potential risks and uncertainties include, without limitation, those associated with (i) approvals of the transaction by the boards of Tower and Siliconix; (ii) the negotiation and execution of definitive documentation for the transaction between the companies, in which certain terms of the transaction may be subject to change; (iii) obtaining the approval of the Israeli Investment Center and any other approvals required for the transaction; (iv) the satisfaction of any conditions to effectiveness contained in the definitive documentation;(v) any difficulties encountered in adaptation of Tower's production facilities, technologies and processes to accommodate the Siliconix orders, which may affect the timing and quality of production; and (vi) conditions in the market for discrete semiconductor products generally and general economic and business conditions affecting each of Tower and Siliconix, as a result of which the amount of the orders under the definitive transaction documentation and the timing of their delivery may vary from those anticipated.

A more complete discussion of risks and uncertainties affecting the businesses of Tower and Siliconix generally is included in Tower's most recent Annual Report on Form 20-F under the heading "Risk Factors" and in Siliconix's most recent Annual Report on Form 10-K, which have been filed with the Securities and Exchange Commission, and in Tower's filings with the Israel Securities Authority.

Tower contacts:

Investor Relations Contact

Sheldon Lutch
Fusion IR & Communications
+1 (212) 268 1816
sheldon@fusionir.com

PR Agency Contact

Bruce Hokanson
Loomis Group
+1 (360) 574 4000
hokanson@loomisgroup.com

Corporate Contact

Doron Simon
Tower Semiconductor USA
+1 (408) 330 6888
pr@towersemi.com

Siliconix Contact

Minh Nguyen
Siliconix incorporated
+1 (408) 567-8345
minh.nguyen@vishay.com

Vishay Contacts

Richard N. Grubb
Executive Vice President
and Chief Financial Officer

Robert A. Freece, Senior Vice President
Vishay Intertechnology, Inc.
+1 (610) 644-1300
dick.grubb@vishay.com
bob.freece@vishay.com